Exhibit 1
March 13, 2008
Condensed Statements of Consolidated Financial Results
for the Six Months Ended September 30, 2007

Company Name:	NIS GROUP CO., LTD. (URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

Representative:	Kunihiko Sakioka Chairman, Representative Director of the Board, President and CEO

Inquiries:	Akihiro Nojiri Senior Executive Director of the Board, Executive Officer and Head of Strategy & Operations Control (Tel: +81-3-3348-2424)

Application of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP
Summary of Consolidated Financial Results for the Six Months Ended September 30, 2006 and 2007, and the Year Ended March 31, 2007
1.	Consolidated Operating Results

	Millions of Yen Except Percentages
	Six Months Ended September 30,				Year Ended March 31,
		Rate of		Rate of		Rate of
	2006	Change (4)	2007	Change (4)	2007	Change (4)

Gross revenue	¥24,667	31.19%	¥30,128	22.14%	¥51,291	24.28%
Losses before income taxes	(1,848)	–	(678)	–	(13)	–
Net losses	(1,568)	–	(1,841)	–	(1,610)	–

	Yen
	Six Months Ended September 30,		Year Ended March 31,
	2006	2007	2007

Net losses per share:
Basic	¥(11.23)	¥(13.00)	¥(11.42)
Diluted	(11.23)	(13.00)	(11.42)

Notes: 1.	Net losses from affiliates accounted for under the equity method was ¥6 million for the six months ended September 30, 2006, net income from affiliates accounted for under the equity method was ¥11 million for the six months ended September 30, 2007, and net losses from affiliates accounted for under the equity method was ¥8 million for the year ended March 31, 2007.
2.	The weighted-average number of outstanding shares was 139,613,921 shares for the six months ended September 30, 2006, 141,610,474 shares for the six months ended September 30, 2007 and 140,924,393 shares for the year ended March 31, 2007.
3.	NIS Group Co., Ltd. completed a 1-for-20 reverse stock split on August 31, 2007. All share information disclosed above has been retroactively adjusted to reflect the reverse stock split.
4.	The percentages indicated in rows for gross revenue represent the rates of increase (decrease) from respective figures of the corresponding period of the previous year.
2.	Consolidated Balance Sheet Highlights

	Millions of Yen Except Per Share Data and Percentages
	September 30,		March 31,
	2006	2007	2007

Total assets	¥399,735	¥435,369	¥454,077
Shareholders’ equity	82,188	74,894	82,563
Shareholders’ equity per share (yen)	577.23	536.36	579.48
Shareholders’ equity ratio (%)	20.56%	17.20%	18.18%

Notes: 1.	There were 142,382,978 outstanding shares as of September 30, 2006, 139,634,600 outstanding shares as of September 30, 2007 and 142,476,902 outstanding shares as of March 31, 2007.

2.	NIS Group Co., Ltd. completed a 1-for-20 reverse stock split on August 31, 2007. All share information disclosed above has been retroactively adjusted to reflect the reverse stock split.

3.	Consolidated Cash Flows

	Millions of Yen
	Six Months Ended September 30,		Year Ended March 31,
	2006	2007	2007

Net cash provided by operating activities	¥7,047	¥9,231	¥23,676
Net cash (used in) provided by investing activities	(55,337)	21,925	(99,843)
Net cash provided by (used in) financing activities	49,318	(26,040)	81,438
Cash and cash equivalents at end of period	23,866	33,521	28,344

U.S. GAAP
4.	Scope of Consolidation and Application of the Equity Method as of September 30, 2007

Consolidated subsidiaries:	67 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	11 companies
5.	Changes in the Scope of Consolidation and Application of the Equity Method for the Six Months Ended September 30, 2007

Newly consolidated subsidiaries:	13 companies
Formerly consolidated subsidiaries:	2 companies
Affiliates newly accounted for under the equity method:	2 companies
Affiliates formerly accounted for under the equity method:	None

U.S. GAAP
CONSOLIDATED FINANCIAL STATEMENTS
1.   CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Six Months Ended			Six Months Ended
	September 30,			September 30,
	2006	2007	Change	2007

Interest income	¥16,962	¥15,956	¥(1,006)	$138,231
Provision for losses on excess interest repayments	8,938	7,591	(1,347)	65,763

Net interest income	8,024	8,365	341	72,468

Interest expense	1,635	2,801	1,166	24,266

Net interest income before provision for loan losses	6,389	5,564	(825)	48,202

Provision for loan losses	4,840	5,189	349	44,954

Net interest income from lending activities	1,549	375	(1,174)	3,248

Other revenue:
Interest income from purchased loans	2,834	2,567	(267)	22,239
Gains on sales of real estate, net	1,833	7,248	5,415	62,791
Guarantee fees received, net	138	153	15	1,326
Rents, dividends and other	2,900	4,204	1,304	36,420

Total other revenue	7,705	14,172	6,467	122,776

Operating expense:
Interest expense	391	1,228	837	10,638
Salaries and employee benefits	4,422	4,482	60	38,829
Occupancy, furniture and equipment	1,517	1,547	30	13,402
Advertising	94	48	(46)	416
Other general and administrative expenses	4,268	6,048	1,780	52,395

Total operating expense	10,692	13,353	2,661	115,680

Operating (losses) income	(1,438)	1,194	2,632	10,344

Other income:
Losses on sales and impairment of investment securities, net	(461)	(677)	(216)	(5,865)
Gains (losses) on sales and impairment of subsidiaries and affiliates accounted for under the equity method, net	454	(718)	(1,172)	(6,220)
Equity (losses) income in affiliates accounted for under the equity method, net	(6)	11	17	95

Total other losses	(13)	(1,384)	(1,371)	(11,990)
Other expense:
Losses on sale, disposal and impairment of long-lived assets, net	10	54	44	468
Minority interest	387	434	47	3,760

Total other expense	397	488	91	4,228

Losses before income taxes	(1,848)	(678)	1,170	(5,874)

Income taxes	(280)	1,163	1,443	10,075

Net losses	¥(1,568)	¥(1,841)	¥ (273)	$(15,949)

Per share data	Yen			U.S. Dollars (Note 1)

Net losses - basic	¥(11.23)	¥(13.00)		$(0.113)
- diluted	(11.23)	(13.00)		(0.113)

Weighted-average shares outstanding	Thousands of Shares

Basic	139,614	141,610
Diluted	140,509	141,610
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
2.   CONSOLIDATED BALANCE SHEETS

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	March 31, 2007	September 30, 2007	Change	September 30, 2007

	(Audited)	(Unaudited)		(Unaudited)
ASSETS

Cash and cash equivalents	¥28,344	¥33,521	¥5,177	$290,401
Restricted cash	10,331	18,204	7,873	157,706
Loans receivable, net	250,780	212,816	(37,964)	1,843,680
Purchased loans receivable, net	28,910	31,726	2,816	274,851
Interest receivable	1,117	1,006	(111)	8,715
Investment securities	38,384	32,717	(5,667)	283,436
Real estate for sale	67,327	69,482	2,155	601,941
Property and equipment, net	8,448	8,261	(187)	71,567
Investment in affiliates accounted for under the equity method	2,833	2,655	(178)	23,001
Deferred income taxes	6,488	10,060	3,572	87,152
Other assets	11,115	14,921	3,806	129,264

Total assets	¥454,077	¥435,369	¥(18,708)	$3,771,714

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term borrowings	¥84,258	¥47,180	¥(37,078)	$408,733
Accrued income taxes	3,714	2,228	(1,486)	19,301
Accrued expenses	915	1,054	139	9,131
Long-term borrowings	260,817	282,440	21,623	2,446,851
Capital lease obligations	859	723	(136)	6,264
Accrued retirement benefits	380	333	(47)	2,885
Deferred income taxes	256	4	(252)	35
Other liabilities	16,123	21,325	5,202	184,743

Total liabilities	367,322	355,287	(12,035)	3,077,943

Minority interest	4,192	5,188	996	44,945

Commitments and contingencies (Note 9)

Shareholders’ equity:
Common stock	16,289	16,289	–	141,116
Additional paid-in capital	19,490	19,586	96	169,679
Retained earnings	46,629	44,788	(1,841)	388,010
Cumulative other comprehensive income (losses)	1,721	(1,878)	(3,599)	(16,270)
Less treasury stock, at cost	(1,566)	(3,891)	(2,325)	(33,709)

Total shareholders’ equity	82,563	74,894	(7,669)	648,826

Total liabilities and shareholders’ equity	¥454,077	¥435,369	¥(18,708)	$3,771,714

 See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
3.   CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note1)
	Six Months Ended		Six Months Ended
	September 30,		September 30,
	2006	2007	2007

Operating Activities
Net losses	¥(1,568)	¥(1,841)	$(15,949)
Adjustments to reconcile net losses to net cash provided by operating activities:
Provision for losses on excess interest repayments	8,938	7,591	65,763
Provision for loan losses	4,840	5,189	44,954
Depreciation and amortization	783	706	6,116
Amortization of debt issuance costs	96	129	1,118
Appropriation of loan origination fees	(68)	(488)	(4,228)
Stock compensation costs	237	(3)	(26)
Losses on sales and impairment of investment securities, net	461	677	5,865
(Gains) losses on sales and impairment of subsidiaries and affiliates accounted for under the equity method, net	(454)	718	6,220
Losses on sale, disposal and impairment of long-lived assets, net	10	54	468
Equity losses (income) in affiliates accounted for under the equity method, net	6	(11)	(95)
Minority interest	387	434	3,760
Changes in assets and liabilities:
Interest receivable	(219)	111	962
Accrued income taxes and expenses	(6,221)	(2,543)	(22,031)
Other liabilities	(181)	(1,492)	(12,925)

Net cash provided by operating activities	7,047	9,231	79,972

			(Continued)

U.S. GAAP

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note1)
	Six Months Ended		Six Months Ended
	September 30,		September 30,
	2006	2007	2007

(Continued)
Investing Activities
Loans receivable, net of principal collections	(32,816)	32,695	283,245
Purchases of distressed loans	(5,353)	(12,787)	(110,776)
Proceeds from principal collections of distressed loans	5,633	3,519	30,486
Proceeds from sales of distressed loans	14	–	–
Purchases of investment securities	(7,379)	(6,003)	(52,006)
Proceeds from sales of investment securities	3,158	4,448	38,534
Purchases of real estate for sale	(20,177)	(11,167)	(96,743)
Proceeds from sales of real estate	2,486	14,072	121,909
Purchases of property and equipment	(1,132)	(1,138)	(9,859)
Proceeds from sales of property and equipment	2,571	3	26
Investment in affiliates accounted for under the equity method, net	287	(514)	(4,453)
Other changes in other assets	(2,629)	(1,203)	(10,421)

Net cash (used in) provided by investing activities	(55,337)	21,925	189,942

Financing Activities
Withdrawal (deposit) of restricted cash, net	1,265	(7,873)	(68,206)
Issuance of commercial paper	24,000	61,800	535,389
Repayments of commercial paper	(24,000)	(61,900)	(536,256)
Proceeds from short-term borrowings	124,208	99,849	865,018
Repayments of short-term borrowings	(96,411)	(136,859)	(1,185,645)
Proceeds from long-term borrowings	54,560	77,733	673,421
Repayments of long-term borrowings	(41,362)	(56,558)	(489,977)
Payments of capital lease obligations	(320)	(266)	(2,304)
Proceeds from sales of stock	8,000	–	–
Stock issuance costs	(99)	–	–
Purchases of treasury stock	–	(2,396)	(20,757)
Proceeds from sales of treasury stock	396	173	1,499
Dividends paid	(1,503)	(5)	(43)
Dividends paid to minority interest	(110)	(112)	(970)
Proceeds from issuance of new shares by subsidiaries	694	391	3,387
Other	–	(17)	(147)

Net cash provided by (used in) financing activities	49,318	(26,040)	(225,591)

Effect of exchange rate changes on cash and cash equivalents	(22)	61	527
Net increase in cash and cash equivalents	1,006	5,177	44,850
Cash and cash equivalents at beginning of period	22,860	28,344	245,551

Cash and cash equivalents at end of period	¥23,866	¥33,521	$290,401

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   BUSINESS ORGANIZATION AND BASIS OF PRESENTATION
NIS GROUP CO., LTD. (the “Company”) was incorporated in 1960 in Ehime Prefecture in western Japan and has expanded nationwide. The Company and its subsidiaries (collectively, the “Group”) operate mainly in Japan. The Company currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in financial activities in Japan, the Company is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.
The Company is a non-bank financial institution providing integrated financial services to owners of small to medium-sized enterprises (“SMEs”), sole proprietors, and consumers as its main business, centering on providing loan products. The Group provides various loan products. These are categorized into secured loans, SME loans, consumer loans or other loans, as follows:
Secured loans are secured by real property and are primarily designed for property companies to use as working capital for the development of small to medium commercial or residential buildings. These loans have a high degree of liquidity and typically mature within two years.
SME loans are mainly unsecured loans designed for SME owners which require one or more guarantees from third-party individuals and unsecured revolving loans not requiring a guarantor.
Consumer loans are debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders, which require one or more guarantors, and unsecured revolving loans to consumers at fixed interest rates.
Other loans consist of direct financing leases, installment credits, note discounting, and other lending services.
The Group also provides other financial services such as credit enhancement through guarantees and operating leases.
In addition, the Group is seeking to achieve further growth and profit performance by devoting management efforts to our four businesses; namely, investment banking, servicing, real estate and China-related businesses.
Nissin Servicer Co., Ltd. (“Nissin Servicer”), a 73.6%-owned consolidated subsidiary, engages in the loan servicing business mainly by purchasing distressed loans from financial institutions and servicing these loans for its own account. Nissin Servicer also seeks to acquire distressed real estate assets in connection with disposal by financial institutions of non-performing loans for restructuring and reselling.
NIS Property Co., Ltd. (“NIS Property”), a wholly-owned subsidiary, was established in June 2000. Its business consists of real estate transactions, brokerage, asset management and other real estate-related businesses. NIS Property mainly invests in real estate properties, particularly commercial and residential rental properties, with a view to resale following renovations. Recently, the operating results and financial condition of the real estate business have become significant to the consolidated financial statements and, accordingly, this business has been recognized as a separate business segment from the fiscal year ended March 31, 2007.
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and those variable interest entities in which the Company and its majority-owned subsidiaries are deemed to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities.” All significant inter-company accounts, transactions and profits and losses have been eliminated in the consolidated financial statements. In addition, for the consolidated subsidiaries with different balance sheet dates, the consolidated financial statements are prepared by using their provisional settlement of accounts within three months from the consolidated balance sheet date, and adjustments are made to reflect significant transactions that occurred between the dates of provisional settlement and the consolidated balance sheet date.

U.S. GAAP
Investments in 20% to 50%-owned affiliates in which the Group has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.
The changes in the Company’s proportionate interest in a consolidated subsidiary or an affiliate accounted for under the equity method resulting from issuance of stock by the consolidated subsidiary or affiliate accounted for under the equity method is considered a sale and recognized as earnings.
The Company and its domestic subsidiaries maintain their books and records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Group does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the consolidated financial statements as of and for the year ended March 31, 2007 contained in the Company’s Annual Report on Form 20-F should be read in conjunction with these unaudited condensed consolidated financial statements.
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Group’s allowance for loan losses, reserves for losses on guarantees and excess interest repayments, and valuation of collateral assets. Actual results could differ from those estimates, resulting in material changes to income.
The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on September 30, 2007, which was ¥115.43 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
The Group focused mainly on the moneylending business in the past. However, the Group recently has been diversifying its finance businesses. In addition, the business environment for moneylending companies in Japan changed significantly. In order to reflect these changes in the consolidated financial results and financial position, the Group changed the format of its consolidated statements of operations. The previous consolidated financial statements were modified to conform to the current presentation. These modifications have no effect on previously reported net income and shareholders’ equity.

U.S. GAAP
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Interest Income from Loans Receivable

Interest income from loans, except for certain amounts exceeding a statutory interest rate, is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates applied to moneylending companies are set by the Moneylending Business Law at two general levels: an absolute maximum rate subject to the Contributions Law (the “legal limit”) and a lower interest rate subject to the Interest Rate Restriction Law based on the principal amount of the loan (the “restricted rate”).

The Group’s contractual loan interest rates of certain loan products do not exceed the legal limit but may exceed the restricted rate. However, the Group does not accrue unpaid interest in excess of the restricted rate, even though an interest payment by a borrower in excess of the restricted rate may be deemed to be valid. The borrower may make a claim for repayment of excess interest paid to the Group. The Group continues to recognize interest income on excess interest as received, because the Group believes it is able to estimate amounts potentially refunded on excess interest previously collected. (See “Reserve and Provision for Losses on Excess Interest Repayments” below.)

The Group recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected. Accrual of interest income is ceased when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

(b) Reserve and Provision for Losses on Excess Interest Repayments

The Interest Rate Restriction Law provides that the portion of interest on a loan with an interest rate exceeding the restricted rate under the Interest Rate Restriction Law (“excess interest”) is invalid but that a borrower cannot demand repayment of excess interest as long as it is paid voluntarily. The Moneylending Business Law provides that a payment by a borrower or guarantor of excess interest to a registered moneylender is valid within the legal limit of the maximum interest rate under the Contributions Law, so long as the excess interest is paid voluntarily and certain documentation requirements are satisfied (“deemed valid payments”), despite the provisions of the Interest Rate Restriction Law.

However, the Supreme Court of Japan has recently decided several cases that have negatively affected the application by moneylenders of deemed valid payments of excess interest and have resulted in increased claims for repayments of excess interest. In particular, in January 2006, the Supreme Court ruled that the voluntary payment requirement for deemed valid payments under the Moneylending Business Law should be interpreted strictly, that an “acceleration clause” in a loan agreement is invalid with respect to a delay in the payment of excess interest and that, unless there is some particular situation such that the borrower is not misled into believing that such a clause is valid, the voluntary nature of excess interest payments, which is the requirement for deemed valid payments, will not be recognized.

Following these court decisions, the prospects for resolutions of disputes over claims for repayments of excess interest have been altered in favor of borrowers, and borrowers’ claims for repayments of excess interest have substantially increased. Consequently, the Group increased its reserve for losses on excess interest repayments and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments. The statute of limitations on claims for repayments of excess interest is 10 years from the date of the relevant excess interest payment by the borrower.

Determining the amount of reserve for losses on excess interest repayments and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments is a significant estimate and subject to substantial judgment by the Group. The Group sets the reserve and allowance related to excess interest repayments based on management’s best estimation taking into account past experience and current conditions for refunding of excess interest. However, taking into consideration the current business environment, the Group modified its allowance to cover all estimated future repayments of excess interest derived from current loans receivable and loans previously paid-off or charged-off. This reserve methodology is consistent with the “Audit Treatment of Reserve for Losses on Excess Interest Repayment Claims in Consumer Finance Companies” issued by the Japanese Institute of Certified Public Accountants on October 13, 2006. In particular, the Group analyzes the trends in claims for repayments of excess interest, typical life of lending by loan product, timing of claims on loans previously paid-off or charged-off and other factors.

U.S. GAAP
The Group has not historically tracked amounts of interest income specifically related to excess interest. Interest income on excess interest approximated 30% of total interest income in the past several years, including approximately ¥5,326 million and ¥3,632 million ($31,465 thousand), respectively, for the six months ended September 30, 2006 and 2007. While claims for repayments of excess interest are substantially less than the amount of excess interest collected, the Group’s total gross exposure may theoretically be up to the amount of excess interest received by the Group over the past 10 years. While the Group may not be obligated to refund historical collection of excess interest, it refunds excess interest for business purposes. The Group continues to recognize revenue as collected, because it believes it is reasonably able to estimate repayments of excess interest.

When excess interest is refunded to borrowers, the excess amount is first applied to the outstanding loan principal balance and charged-off from the principal. The Group has the legal right to offset such excess amount against the outstanding loan principal. If the excess amount is greater than the outstanding balance of loan principal or there is no loan principal, which is the case for loans previously paid-off or charged-off, then the Group refunds the deficit amount to the borrower in cash. In the Group’s balance sheet, of the amount refunded upon demands for repayment of excess interest, (i) the portion applied to the outstanding loan principal is offset by allowance for loan losses and (ii) the portion refunded in cash is offset by the reserve for losses on excess interest repayments. In addition, provision for the portion applied to the outstanding loan principal balance upon demands for repayment of excess interest and provision for the portion refunded in cash are recorded as “Provision for losses on excess interest repayments” in the accompanying consolidated statements of operations. The reserve for losses on excess interest repayments is included in “Other liabilities” in the accompanying consolidated balance sheets. This amount was ¥4,165 million as of September 30, 2006 and ¥9,252 million ($80,152 thousand) as of September 30, 2007. The portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments was ¥5,441 million and ¥4,967 million ($43,030 thousand), respectively, as of September 30, 2006 and 2007.

The Group previously deducted the excess interest repayment-related costs, which comprised excess interest repayments in cash and provision for the portion refunded in cash, directly from interest income. However, taking into consideration the significant increase in excess interest repayments in cash, the Group decided to disclose the excess interest repayment-related costs plus provision for the portion applied to the outstanding loan principal charged-off by excess interest repayments, both of which were previously included in “Provision for loan losses,” as a separate item in the consolidated statements of operations as “Provision for losses on excess interest repayments.”

Following the abovementioned Supreme Court decisions, amendments to the Moneylending Business Law, the Contributions Law and the Interest Rate Restriction Law were promulgated on December 20, 2006 and are scheduled to become effective gradually over the next three years. When in force, these amendments will (i) abolish the concept of deemed valid payments under the Moneylending Business Law in approximately three years after the promulgation; (ii) reduce the legal limit on the maximum interest rate under the Contributions Law from 29.2% per year to 20.0% per year in approximately three years after the promulgation; and (iii) introduce further documentation requirements within one year after the promulgation, among other things.

Because of the above, effective from June 2006, the Group removed the acceleration clause with respect to a delay in the payment of excess interest in all lending contracts. Further, the Group reduced interest rates charged to borrowers to the restricted rate under the Interest Rate Restriction Law for most moneylending products for new contracts made on and after October 1, 2006. Accordingly, management expects the risk of borrowers’ requesting refunds for excess interest to decrease in respect of loans originated on and after October 1, 2006.

U.S. GAAP
(c) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount including deferred origination costs, net of an allowance for loan losses, which includes an allowance provided for loan principal charged-off by excess interest repayments. The allowance for loan losses requires substantial judgment by management and is a significant estimate.

The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Group’s loan portfolios. Increases in the allowance are made by charges to the provision for loan losses. Allowances are reviewed both on an individual loan and on portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, corporate insolvencies and personal bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

The Group’s policy is to generally charge off loan balances and cease accrual of interest, in accordance with reasonably estimated collectability and delinquency period based on the past experience for each product of loans receivable.

(d) Loan Origination Costs

The Group capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the weighted-average contractual life of loans, which was approximately 28 months as of September 30, 2007.

(e) Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third-party originators and are reported at purchased cost less an allowance for loan losses. The Group establishes an allowance for estimated loan losses on reduced credit quality subsequent to acquisition. Due to the non-performing status of loans that the Group typically purchases in its servicing business and the lack of history with the borrowers, subsequent to the acquisition, the Group initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Group determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Group deems the loan uncollectible.

For those purchased loans for which the Group can reasonably estimate the expected timing and amount of cash flows, the Group uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Group’s determination to use the level yield method, rather than the cost recovery method, to account for a purchased loan depends on our judgment regarding the borrower’s ability to meet the restructured payments following our negotiation with the borrower. The Group will adjust the future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the discounted value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2007 and September 30, 2007, ¥1,284 million and ¥874 million ($7,572 thousand), respectively, in carrying value of loans was accounted for under the level yield method.

U.S. GAAP
(f) Guarantees

The Group accounts for guarantees in accordance with the FIN No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Group provides guarantees to other companies for a fee, which are recognized on an accrual basis based on the amount of underlying loans outstanding. The Group maintains reserves for estimated losses from these guarantee transactions at a level that, in management’s judgment, is adequate to provide for estimated probable losses from known and inherent risks in these transactions. Provision to the reserve is deducted from guarantee fees received. In evaluating the adequacy of the reserve, management considers various factors, including current economic conditions and historical loss experience for similar products.

Moreover, in the event of borrower’s delinquency, the Group is required to pay out on its guarantees for the outstanding balance of the specified loans. Upon payment of any guarantees, the Group records a corresponding receivable from the counterparty, offset by an allowance for deemed uncollectible amounts which generally approximates 100% of the amount outstanding. The Group protects against risk for guarantees through its underwriting and monthly evaluation process. The Group is able to agree to take or decline the guarantee at the time of the loan underwriting process.

Additionally, in the normal course of its business, the Group may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by insurance policies held by the Group.

(g) Stock-Based Compensation

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Share-Based Payment” (“SFAS No.123R”), a revision of SFAS No.123, “Accounting for Stock-Based Compensation.” SFAS No.123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

The Group adopted SFAS No.123R from the fiscal year beginning April 1, 2006 using the modified prospective method. The Group previously accounted for its stock-based compensation arrangements in accordance with Accounting Principles Board Opinion (“APB”) No.25, “Accounting for Stock Issued to Employees” as permitted by SFAS No.123. Under APB No.25, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award had been recognized as deferred stock-based compensation cost and amortized over the period in which the employee performs the required service.

The Group reversed stock-based compensation costs on forfeit of stock acquisition rights of ¥6 million ($52 thousand) for the six months ended September 30, 2007 under SFAS No.123R, while the Group recognized compensation costs of ¥3 million ($26 thousand) under APB No.25 for the six months ended September 30, 2007. Basic and diluted net losses per share for the six months ended September 30, 2007 would have been ¥13.02 ($0.113) and ¥13.02 ($0.113), if the Group had not adopted SFAS No.123R and had continued to account for stock-based compensation costs under APB No.25.

U.S. GAAP
3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 2006, the FASB issued FIN No.48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No.109, “Accounting for Income Taxes.” FIN No.48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No.48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN No.48 has been effective for the Group from the fiscal year beginning April 1, 2007. The adoption of FIN No.48 did not have a material impact on the statements of operations of the Group.
In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements.” SFAS No.157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. SFAS No.157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No.157 will be effective for the Group from the fiscal year beginning April 1, 2008. The Group is currently assessing the potential effect of SFAS No.157 on its financial statements.
In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No.159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Group is currently evaluating whether to elect the option provided for in this statement. If elected, SFAS No.159 would be effective for the Group from the fiscal year beginning April 1, 2008.

U.S. GAAP
4.	LOANS RECEIVABLE
The following is a summary of loans outstanding as of March 31, 2007 and September 30, 2007:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2007	September 30, 2007	Change	September 30, 2007

Secured loans	¥139,691	¥115,800	¥(23,891)	$1,003,205
SME loans	81,688	69,424	(12,264)	601,438
Consumer loans	34,959	29,756	(5,203)	257,784
Other loans	14,605	18,372	3,767	159,162

Total loans outstanding	270,943	233,352	(37,591)	2,021,589
Allowance for loan losses	(18,537)	(18,811)	(274)	(162,965)
Deferred origination costs (fee income)	(1,626)	(1,725)	(99)	(14,944)

Loans receivable, net	¥250,780	¥212,816	¥(37,964)	$1,843,680

5. ALLOWANCE FOR LOAN LOSSES
The following is a summary of changes in the allowance for loan losses for the six months ended September 30, 2006 and 2007:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2006	2007	Change	September 30, 2007

Balance at beginning of period	¥11,003	¥18,537	¥ 7,534	$160,591
Provision for loan losses	4,840	5,189	349	44,954
Provision for charge-offs by excess interest repayments	4,831	1,594	(3,237)	13,809
Charge-offs, net of recoveries	(4,713)	(6,509)	(1,796)	(56,389)

Balance at end of period	¥15,961	¥18,811	¥ 2,850	$162,965

Of the above allowance for loan losses, the amount included as the allowance provided for charge-offs by repayments of excess interest is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2006	2007	Change	September 30, 2007

Amount related to loan losses	¥10,520	¥13,844	¥3,324	$119,935
Amount related to charge-offs by excess interest repayments	5,441	4,967	(474)	43,030

Total allowance for loan losses	¥15,961	¥18,811	¥2,850	$162,965

6. INTEREST INCOME
The following is a summary of interest income for the six months ended September 30, 2006 and 2007:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2006	2007	Change	September 30, 2007

Secured loans	¥ 3,341	¥ 4,834	¥ 1,493	$ 41,878
SME loans	8,732	6,493	(2,239)	56,251
Consumer loans	4,082	2,823	(1,259)	24,456
Other loans	739	1,318	579	11,418

Total interest revenue from loans receivable	16,894	15,468	(1,426)	134,003
Appropriation of loan origination fees	68	488	420	4,228

Gross interest income	16,962	15,956	(1,006)	138,231
Provision for losses on excess interest repayments	8,938	7,591	(1,347)	65,763

Net interest income from lending activities	¥ 8,024	¥ 8,365	¥ 341	$ 72,468

U.S. GAAP
7.   PURCHASED LOANS RECEIVABLE
The Group mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. The total contracted amounts outstanding for these distressed loans were ¥2,227,668 million and ¥2,234,767 million ($19,360,366 thousand) as of March 31, 2007 and September 30, 2007, respectively.
The following is a summary of the recorded value of purchased loans receivable as of March 31, 2007 and September 30, 2007:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2007	September 30, 2007	Change	September 30, 2007

Purchased loans outstanding	¥31,565	¥34,847	¥3,282	$301,889
Allowance for loan losses	(2,655)	(3,121)	(466)	(27,038)

Purchased loans receivable, net	¥28,910	¥31,726	¥2,816	$274,851

The following is a summary of information with respect to purchased loans receivable for the six months ended September 30, 2006 and 2007:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2006	2007	Change	September 30, 2007

Purchased loans receivable:
Balance at beginning of period	¥25,947	¥31,565	¥5,618	$273,456
Purchases	5,353	12,787	7,434	110,777
Principal collections (A)	(5,709)	(3,618)	2,091	(31,344)
Sales (B)	(14)	(5,455)	(5,441)	(47,258)
Charge-offs	(432)	(438)	(6)	(3,795)
Other	–	6	6	53

Balance at end of period	25,145	34,847	9,702	301,889

Allowance for loan losses:
Balance at beginning of period	1,792	2,655	863	23,001
Provision for loan losses	697	904	207	7,832
Charge-offs	(432)	(438)	(6)	(3,795)

Balance at end of period	2,057	3,121	1,064	27,038

Purchased loans receivable, net	¥23,088	¥31,726	¥8,638	$274,851

(A)	Including non-cash payments such as foreclosed property of ¥76 million and ¥99 million ($858 thousand) for the six months ended September 30, 2006 and 2007, respectively.

(B)	Sold at cost which approximated fair value.

(C)	Since ¥22,163 million and ¥30,852 million ($267,279 thousand) of the net purchased loans were accounted for under the cost recovery method as of September 30, 2006 and 2007, respectively, the amounts of accretable yield were not considered significant.
In the event of a borrower’s delinquency, the Group may foreclose on the borrower’s loan collateral. Real estate collateral obtained by the Group is held for sale and included in “Real estate for sale” on the accompanying consolidated balance sheets.

U.S. GAAP
8.   SHORT-TERM AND LONG-TERM BORROWINGS
Borrowings are considered “short-term” if the maturity is within 12 months at the time of borrowing. Short-term borrowings as of March 31, 2007 and September 30, 2007 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2007	September 30, 2007	Change	September 30, 2007

Bank loans	¥55,397	¥18,935	¥(36,462)	$164,039
Commercial paper (A)	27,100	27,000	(100)	233,908
Rediscounted notes	121	145	24	1,256
Other	1,640	1,100	(540)	9,530

Total short-term borrowings	¥84,258	¥47,180	¥(37,078)	$408,733

(A)	On December 20, 2007, the Company redeemed all commercial paper outstanding as of September 30, 2007.
Interest rates on bank loans as of March 31, 2007 and September 30, 2007 under fixed or variable contracts ranged from 1.075% to 2.505% and from 1.250% to 5.850%, with the weighted-average interest rates of these bank loans being 1.961% and 2.337%, respectively. Interest rates on commercial paper as of March 31, 2007 and September 30, 2007 ranged from 1.300% to 2.200% and from 1.600% to 2.400%, respectively. The weighted-average interest rates of the commercial paper as of March 31, 2007 and September 30, 2007 were 1.894% and 2.222%, respectively. The weighted-average interest rates on rediscounted notes as of March 31, 2007 and September 30, 2007 were 2.695% and 2.875%, respectively. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.
Long-term borrowings as of March 31, 2007 and September 30, 2007 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,	September 30,		September 30,
	2007	2007	Change	2007

1.18% unsecured bonds, due February 25, 2008	¥7,500	¥7,500	¥–	$64,974
1.17% unsecured bonds, due June 20, 2008	7,500	7,500	–	64,974
1.08% unsecured bonds, due September 16, 2008	10,000	10,000	–	86,633
2.73% unsecured bonds, due February 26, 2010	5,000	5,000	–	43,316
2.29% unsecured bonds, due March 23, 2009	10,000	10,000	–	86,633
3.96% US-dollar denominated unsecured bonds, due June 20, 2012	–	24,480	24,480	212,077
0.67% unsecured private placement bonds, due September 27,2007	500	–	(500)	–
1.45% unsecured private placement bonds, due March 27, 2009	700	550	(150)	4,765
1.55% unsecured private placement bonds, due September 19, 2008	90	60	(30)	520
1.21% unsecured private placement bonds, due September 18, 2009	450	400	(50)	3,465
1.61% unsecured private placement bonds, due July 30, 2010	–	500	500	4,332

Total bonds	41,740	65,990	24,250	571,689
Loans from banks and other financial institutions (A) (B)	219,077	216,450	(2,627)	1,875,162

Total long-term borrowings	¥260,817	¥282,440	¥21,623	$2,446,851

(A)	The Company entrusted certain loans outstanding to a trust bank. In order to raise funds, the Company sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since the Company reserves an option to repurchase the senior beneficiary interest, the Company did not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds were recognized as “Long-term borrowings.” As of March 31, 2007 and September 30, 2007, entrusted loans outstanding included in loans receivable were ¥36,778 million and ¥33,210 million ($287,707 thousand), respectively. The related long-term liability recorded in “Loans from banks and other financial institutions” were ¥26,957 million and ¥20,750 million ($179,763 thousand), respectively.

(B)	In order to raise funds, the Company sold bonds in the amount of ¥9,500 million ($82,301 thousand), which were included in “Other assets,” to a third party. Since the Company reserves a repurchase option, the Company did not recognize the extinguishment of the aforementioned bonds in the consolidated balance sheet as of September 30, 2007, and the corresponding funds were recognized as “Long-term borrowings.”
As of March 31, 2007 and September 30, 2007, the weighted-average rates of loans from banks and other financial institutions were 1.978% and 2.373%, respectively.
In addition, other than the above, the Group has additional syndicated loans, overdraft facilities, and loan commitments available from banks totaling ¥1,050 million and ¥5,850 million ($50,680 thousand) as of March 31, 2007 and September 30, 2007, respectively.

U.S. GAAP
9.   COMMITMENTS AND CONTINGENCIES
As discussed earlier, the contractual interest in excess of the restricted rate is recognized as interest income as collected. This excess interest may need to be refunded to the borrower, should the borrower request refund of excess interest amounts previously paid. As a result of the recent decision made by the Supreme Court of Japan impacting interest rates charged to borrowers and subsequent changes in business environment, the Group has experienced substantial increases in claims from borrowers for return of excess interest. Borrowers may request the refund of excess interest for up to 10 years from the date of the payment of excess interest. Due to repayments of excess interest, the Group refunded ¥606 million and ¥1,697 million ($14,702 thousand) in cash to borrowers and charged off ¥1,455 million and ¥1,840 million ($15,940 thousand) applied to the outstanding loan principal balance during the six months ended September 30, 2006 and 2007, respectively. The Group expects these amounts to substantially increase. As of September 30, 2007, total balance of reserve for losses on excess interest repayments and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments was ¥14,219 million ($123,182 thousand).
Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to certain loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.
The Company’s unfunded credit lines as of March 31, 2007 and September 30, 2007 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2007	September 30, 2007	Change	September 30, 2007

Unfunded credit lines with loans outstanding	¥7,398	¥6,765	¥(633)	$58,607
Unfunded credit lines without loans outstanding	46,110	45,303	(807)	392,472

Total unfunded credit lines	¥53,508	¥52,068	¥(1,440)	$451,079

The Group is exposed to risks regarding legal proceedings or claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Group’s financial condition or results of operations.
Pursuant to an agreement with Sanyo Club Co., Ltd. (“Sanyo Club”), in exchange for guaranteeing 40% of the outstanding balance of specified loans to its customers, the Company receives 40% of the interest received from the specified loans receivable and pays 40% of the related administrative expenses and other expenses incurred by Sanyo Club. Under a loan agreement, borrowers are neither required to have a guarantor nor to provide collateral. The Company is required to pay out on its guarantees for 40% of the outstanding balance of specified loans for which contractual payments are overdue by 120 days or more as of the end of each month, and distressed loans due to legal processes. However, the Company terminated its guarantees for loans newly originated on and after February 22, 2008.
The Company guarantees loans to customers of Shinsei Business Finance Co., Ltd. (“Shinsei Business Finance”) and corresponding interest receivable, and receives guarantee fees. Shinsei Business Finance was a 25%-owned affiliate of the Company accounted for under the equity method until April 14, 2006. The Company receives guarantee fees from the following loan products that Shinsei Business Finance sells:
3S loans – The Company guaranteed 100% of loans to customers of 3S loans and corresponding interest receivable and received a guarantee fee at the loan contract rate less 4%. The Company was required to pay out on its guarantees on loans for which contractual payments were overdue by 14 days or more as of the end of each month. 3S loans are unsecured loans that require one or more guarantees from third-party individuals with an income source separate from the customer, and are designed for SMEs. However, the Company purchased all 3S loans receivable as of December 1, 2008 and terminated its guarantees.

U.S. GAAP
Business loans – The Company guarantees 10% of loans to customers of Business loans and corresponding interest receivable and receives 10% of the interest received from Business loans. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more as of the end of each month. Business loans are unsecured loans designed for SMEs.
Until February 1, 2008, the Company guaranteed loans to customers of Chuo Mitsui Finance Service Co., Ltd. (“Chuo Mitsui Finance”) and corresponding interest receivable and received guarantee fees. Chuo Mitsui Finance was a 30%-owned affiliate of the Company accounted for under the equity method until February 22, 2007. The Company received guarantee fees from the following loan products that Chuo Mitsui Finance sold:
Business Card loans – The Company guaranteed 10% of loans to customers of Business Card loans and corresponding interest receivable and received 10% of the interest received from Business Card loans. The Company was required to pay out on its guarantees on loans for which contractual payments were overdue by 90 days or more. Business Card loans are unsecured loans designed for SMEs.
Real Estate Finance loans – The Company guaranteed 10% of loans of Real Estate Finance loans and corresponding interest receivable and received 10% of the interest received from Real Estate Finance loans. The Company was required to pay out on its guarantees on loans for which contractual payments were overdue by 30 days or more.
In addition, NIS Lease guarantees accounts receivable of certain customers for a fee determined based on their creditworthiness and contract duration. As of March 31, 2007 and September 30, 2007, the fee rate ranged from 0.15% to 4.00% and from 0.34% to 3.50%, with weighted-average fee rates of 1.08% and 1.73%, respectively.
The Group maintains reserves for all estimated guarantee losses and includes the amounts in “Other liabilities” on the accompanying consolidated balance sheets.
As of March 31, 2007 and September 30, 2007, the amounts of loans and accounts receivable of other companies that the Group guarantees in connection with the credit guarantee business and reserve for guarantee losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2007	September 30, 2007	Change	September 30, 2007

Guarantees for loans receivable	¥17,555	¥18,086	¥531	$156,684
Guarantees for accounts receivable	908	959	51	8,308
Reserve for guarantee losses	1,066	1,137	71	9,850

During the six months ended September 30, 2006 and 2007, the Group paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2006	2007	Change	September 30, 2007

Guarantee fees received from:
Guarantees for loans and accounts receivable	¥ 879	¥1,030	¥151	$ 8,923
Guarantees for borrowings of other companies	17	–	(17)	–

Total guarantee fees received	896	1,030	134	8,923
Administrative expenses and other expenses paid	(758)	(877)	(119)	(7,597)

Guarantee fees received, net	¥ 138	¥ 153	¥15	$ 1,326

During the six months ended September 30, 2006 and 2007, as a result of contractual commitments, the Group paid ¥599 million and ¥752 million ($6,515 thousand), respectively, as a guarantor for the borrowings.
Upon payment of any guarantee, the Group records corresponding guaranteed loans receivable to customers, which are offset by allowances for deemed uncollectible amounts. As of March 31, 2007 and September 30, 2007, receivables from payment of guarantees were ¥1,166 million and ¥1,670 million ($14,468 thousand), respectively. These receivables were offset by allowances of ¥923 million and ¥1,432 million ($12,406 thousand), respectively, and the resulting amounts were recorded in “Other assets” on the accompanying consolidated balance sheets.
Also, the Company was liable as a guarantor for bank loans borrowed by Chuo Mitsui Finance, and received guarantee fees. However, during the year ended March 31, 2007, the Company was released from its obligations as a guarantor for bank loans borrowed by Chuo Mitsui Finance.

U.S. GAAP
10.   CUMULATIVE OTHER COMPREHENSIVE INCOME
Comprehensive losses for the six months ended September 30, 2006 and 2007 were ¥5,959 million and ¥5,440 million ($47,128 thousand), respectively. The components of other comprehensive losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended			Six Months Ended
	September 30,			September 30,

	2006	2007	Change	2007

Change in net unrealized gains on marketable investment securities	¥(4,369)	¥(4,135)	¥234	$(35,823)
Change in foreign currency adjustments	(22)	536	558	4,644

Total other comprehensive losses	¥(4,391)	¥(3,599)	¥792	$(31,179)

11. SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities for the six months ended September 30, 2006 and 2007 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended			Six Months Ended
	September 30,			September 30,
	2006	2007	Change	2007

Property and equipment obtained under capital leases	¥109	¥130	¥21	$1,126
Conversion of convertible bonds to common stock	774	–	(774)	–

U.S. GAAP
12.   SEGMENT INFORMATION
The Group operates under the following segments: integrated financial services segment, the servicing business segment, the real estate business segment, and the other businesses segment. The integrated financial services segment is comprised of loan businesses, as well as credit guarantee, leasing and securities businesses. In the servicing business segment, Nissin Servicer mainly acquires and services non-performing debts from banks and financial institutions in Japan. In the real estate business segment, NIS Property and certain consolidated variable interest entities invest in real estate properties, particularly commercial and residential rental properties in Japan, to operate for profit and for resale following renovations. The other businesses segment includes insurance agency, consultancy and other businesses. The Group currently conducts its operating activities mainly in Japan. The Group has recently begun activities in China, but these are currently insignificant.
In addition, the accounting policies for the segment information are the same as those described in the summary of significant accounting policies in Note 2, and all inter-company transactions are at an arms-length.
Selected information for the Group’s business segments is as follows:

	Millions of Yen
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated

Six Months Ended September 30, 2006
Revenue:
Net interest income	¥ 8,024	¥ –	¥ –	¥ –	¥ –	¥ 8,024
Other revenue	1,822	5,242	1,782	106	(1,247)	7,705
Expense:
Interest expense	1,650	343	344	22	(333)	2,026
Provision for loan losses	4,840	–	–	–	–	4,840
Other provision	60	702	–	–	–	762
Other expense	7,933	1,204	333	310	(241)	9,539

Operating (losses) income	¥(4,637)	¥2,993	¥1,105	¥(226)	¥ (673)	¥(1,438)

	Millions of Yen
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated

Six Months Ended September 30, 2007
Revenue:
Net interest income	¥ 8,506	¥ –	¥ –	¥ –	¥ (141)	¥ 8,365
Other revenue	3,541	7,796	8,000	884	(6,049)	14,172
Expense:
Interest expense	2,815	622	1,287	47	(742)	4,029
Provision for loan losses	5,189	–	–	–	–	5,189
Other provision	65	904	–	5	–	974
Other expense	7,948	1,828	3,581	947	(3,153)	11,151

Operating (losses) income	¥(3,970)	¥4,442	¥3,132	¥(115)	¥(2,295)	¥ 1,194

	Thousands of U.S. Dollars
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated

Six Months Ended September 30, 2007
Revenue:
Net interest income	$73,689	$–	$–	$–	$(1,221)	$72,468
Other revenue	30,677	67,539	69,306	7,658	(52,404)	122,776
Expense:
Interest expense	24,386	5,389	11,150	407	(6,428)	34,904
Provision for loan losses	44,954	–	–	–	–	44,954
Other provision	563	7,832	–	43	–	8,438
Other expense	68,856	15,836	31,023	8,204	(27,315)	96,604

Operating (losses) income	$(34,393)	$38,482	$27,133	$(996)	$(19,882)	$10,344

U.S. GAAP
13.   SUBSEQUENT EVENTS
(1)	Strategic Investment and Business Alliance with TPG
1)	On December 10, 2007, following the approval of the Board of Directors and the special resolution at the Extraordinary Shareholders’ Meeting held on February 18, 2008, the Company conducted a third-party allotment of new shares and an issuance of equity warrants. These transactions were completed on February 20, 2008 as follows:

i.	Issuance of new shares
	(a) Type and number of new shares:	100,000,000 shares of common stock
	(b) Amount of payment:	¥200 ($1.73) per share
	(c) Total paid-in amount:	¥20,000,000,000 ($173,265,182)
	(d) Amount of increase in stated capital:	¥100 ($0.87) per share
	(e) Total amount of increase in stated capital:	¥10,000,000,000 ($86,632,591)
	(f) Subscribers and number of shares allotted:	TPG Izumi, L.P.	73,880,000 shares
		TPG Izumi AIV 6, L.P.	20,480,000 shares
		TPG Izumi AIV 1, L.P.	5,640,000 shares
	(g) Subscription date:	February 19, 2008
	(h) Payment date:	February 20, 2008

ii.	Issuance of equity warrants
	(a) Name of equity warrants:	NIS Group Co., Ltd. 10th Equity Warrants
	(b) Subscription date:	February 19, 2008
	(c) Allotment date:	February 20, 2008
	(d) Type of shares subject to equity warrants:	Common stock of the Company
	(e) Total number of equity warrants:	87,500 units
The number of shares to be issued upon exercise of one equity warrant shall be 100 shares.
(f) Third party receiving equity warrants
	and number of equity warrants allotted:	TPG Izumi, L.P.	64,645 units
		TPG Izumi AIV 6, L.P.	17,920 units
		TPG Izumi AIV 1, L.P.	4,935 units
	(g) Amount paid for equity warrants:	None
(h) Amount to be paid upon exercise
	of equity warrants:	¥200 ($1.73) per share
However, certain adjustment shall be made to the exercise price due to a stock split and/or reverse stock split, or other events, pursuant to the terms and conditions of issuance of equity warrants.
	(i) Exercise period:	From February 20, 2008
to 5:00 pm on February 20, 2015

U.S. GAAP
2)	On December 10, 2007, the Board of Directors approved fund procurement through a bridge loan from funds managed by TPG, and the loan was implemented as follows:

i.	Amount:	¥10,000 million ($86,633 thousand)
ii.	Lenders:	Newbridge Asia IV, L.P. and TPG Asia V, L.P.
iii.	Date of financing:	December 13, 2007
iv.	Maturity date:	June 13, 2008
v.	Collateral:	(a) 796,000 shares of Nissin Servicer Co., Ltd., a consolidated subsidiary, held by the Company; and

(b) 100% of shares of Nissin Leasing (H.K.) Ltd, a
wholly-owned subsidiary of the Company (the
Company will make a contribution in kind to Nissin
Leasing (H.K.) Ltd. of 100% of the equity interest
in Nissin Leasing (China) Co., Ltd., a consolidated
subsidiary of the Company)

vi.	Use of proceeds:	Working capital and repayment of indebtedness
3)	On February 18, 2008, the shareholders of the Company at the Extraordinary Shareholders’ Meeting approved the appointment of a majority of board members of the Company from TPG. As a result, five directors of the Company resigned from the board and six directors from TPG were appointed to the board on February 20, 2008.

In addition, the Company entered into an advisory agreement with TPG as a part of its investment and business alliance with TPG. Based on this agreement, TPG provides the Company with advice in relation to planning and execution of the Company’s mid to long-term business strategy, support for M&A including identifying opportunities, due diligence and execution support, and, as appropriate, recruitment of personnel. The Company will pay TPG ¥200 million ($1,733 thousand) per year as compensation for these services.

4)	On February 20, 2008, TPG invested an aggregate amount of $102,500 thousand in Nissin China Holdings, LLC, established by the Company in the State of Delaware, U.S.A. (“Nissin China Holdings”), through investment vehicles managed by TPG, TPG obtained 50% of the voting rights of Nissin China Holdings. As a result of this investment, with acceptance by a majority of board members of Nissin China Holdings appointed from TPG, Nissin Leasing (China) Co., Ltd., a former wholly-owned subsidiary of the Company, which was indirectly wholly owned by Nissin China Holdings through corporations established in the Cayman Islands and Hong Kong Special Administrative Region of the People’s Republic of China, is no longer a consolidated subsidiary of the Company and has become an affiliate accounted for under the equity method as of February 20, 2008.

U.S. GAAP
(2)	Integration of Loan Offices and Implementation of Voluntary Retirement Program
1)	On November 7, 2007, the Company announced integration of loan offices and implementation of a voluntary retirement program as follows:

i.	Outline of integration of loan offices

The Company integrated its existing 14 loan offices into 6 other loan offices and integrated the Western Japan Research Department into the Eastern Japan Research Department by the end of December 2007. The number of loan offices after integration is 10 offices.
As a result, although approximately ¥65 million ($563 thousand) of relocation and other related expense will be incurred as operating expense for the year ending March 31, 2008, annual rent expense for office is expected to be reduced by approximately ¥130 million ($1,126 thousand) from the next fiscal year.

ii.	Outline of voluntary retirement program
	(a) Eligible persons:	Employees who have two or more years of service
	(b) Application period:	From November 15, 2007 to December 14, 2007
	(c) Number of retiring persons:	335 employees
	(d) Date of retirement:	January 31, 2008
As a result, although special retirement bonuses totaling ¥1,872 million ($16,218 thousand) were incurred as operating expense, annual salaries and employee benefits are expected to be reduced by approximately ¥2,000 million ($17,327 thousand) from the following fiscal year.
2)	On November 15, 2007, Aprek Co., Ltd., a former consolidated subsidiary until March 3, 2008, announced closure of its loan offices and implementation of a voluntary retirement program as follows:
i.	Outline of integration of loan offices
Aprek plans to close existing 5 loan offices by the end of March 2008. The only sales base after the closure will be the head office.
As a result, although approximately ¥27 million ($234 thousand) of relocation and other related expense will be incurred as operating expense for the year ending March 31, 2008, annual rent and other expenses are expected to be reduced by approximately ¥83 million ($719 thousand) from the following fiscal year.

ii.	Outline of voluntary retirement program
	(a) Eligible persons:	All regular employees and contract employees
	(b) Application period:	From November 15, 2007 to November 30, 2007
	(c) Number of retiring persons:	56 employees
	(d) Date of retirement:	December 21, 2007
As a result, although special retirement bonuses totaling ¥44 million ($381 thousand) were incurred as operating expense, annual salaries and employee benefits are expected to be reduced by approximately ¥300 million ($2,599 thousand) from the following fiscal year.
(3)	Redemption of Commercial Paper

On December 20, 2007, the Company redeemed all commercial paper outstanding. See “8. SHORT-TERM AND LONG-TERM BORROWINGS” for details.

(4)	Change in a Subsidiary

On March 4, 2008, Aprek Co., Ltd., a former consolidated subsidiary of the Company, completed settlement for issuance of new shares through a third-party allotment to Incubator Bank of Japan, Ltd., Chusho-Kigyo Hosho Kikoh Co., Ltd., and SBG Co., Ltd. for an aggregate amount of ¥787 million ($6,818 thousand). As a result, the Company’s voting rights of Aprek became 39.8%. Consequently, Aprek is no longer a consolidated subsidiary of the Company and has become an affiliate accounted for under the equity method as of March 4, 2008.